

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

August 14, 2012

Via E-Mail
Mr. Thomas Steipp
President and Chief Executive Officer
Liquidmetal Technologies, Inc.
30452 Esperanza
Rancho Santa Margarita, CA 92688

> **Re:** **Liquidmetal Technologies, Inc.**
> **Pre-effective Amendment 1 to Registration Statement on Form S-1**
> **Filed August 3, 2012**
> **File No. 333-182729**

Dear Mr. Steipp:

We reviewed the filing and have the comments below.

General

1. Please explain supplementally, with a view toward disclosure, how you determined to register 51,136,370 shares issuable upon conversion of the notes. We understand that you issued $12 million of notes, convertible at $0.352 per share, suggesting that only 34,090,909 shares are issuable upon conversion of the notes. If additional shares are anticipated to be issued due to below-market conversions expected to be made in lieu of repayment of principal and interest, please clarify this and explain why the number of shares you have registered is your good faith estimate of the number of shares into which the notes will be converted.

2. Please explain supplementally how you determined to register 28,125,000 shares as issuable upon exercise of the warrants. We note disclosure in your recent developments section that you issued warrants to purchase only 18,750,000 shares of common stock to the selling stockholders described in this prospectus.

3. We considered your response to comment 1 in our July 30, 2012 letter and remain concerned that the transaction may be an indirect primary offering, as you are offering a number of shares of common stock into which the notes are convertible and for which the warrants are exercisable which is approximately 72.3% of the number of outstanding shares of common stock held by non-affiliates. In addition, it appears that you expect to pay the monthly note installments by issuing shares, rather than paying in cash, since we note that you have a risk factor identifying the possibility that you would need to use cash to repay the notes as a risk. Further, it appears that for this purpose,

shares will be valued at a price below the then-current market price. In addition, we believe that the investment funds who are selling shareholders are market participants, notwithstanding that they are not broker-dealers. These factors suggest that the transaction is an indirect primary offering. Since you are ineligible to conduct a primary offering on Form S-3, you would be ineligible to conduct an at the market primary offering under Rule 415(a)(4) of Regulation C under the Securities Act for these shares. Therefore, you must:

- File a registration statement for the "resale" offering at the time of each conversion and warrant exercise, because you are ineligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(4).

- Identify the selling stockholders as underwriters in the registration statement.

- Include the price at which the underwriters will sell the securities.

Alternatively, if you wish to continue with the registration of these shares at this time, please reduce significantly the size of the offering relative to the number of outstanding shares of common stock held by non-affiliates.

4. Please provide us, with a view toward disclosure in the prospectus, the total dollar value of the shares of common stock underlying the convertible notes that you have registered for resale, using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of sale of the convertible notes.

5. Provide us, with a view toward disclosure in the prospectus, tabular disclosure of the dollar amount of any payment, including the value of any payments to be made in common stock, in connection with the transaction that you have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction, including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments. Provide footnote disclosure of the terms of each such payment. Do not include any repayment of principal on the convertible notes in this disclosure.

Further, provide us, with a view toward disclosure in the prospectus, disclosure of the net proceeds to Liquidmetal from the sale of the convertible notes and the total possible payments to all selling security holders and any of their affiliates in the first year after the sale of the convertible notes.

6. Provide us, with a view toward disclosure in the prospectus, tabular disclosure of:

- The total possible profit the selling stockholders could realize as a result of the conversion discount for the common stock underlying the convertible notes, presented in a table with the information below disclosed separately.

  o The market price per share of the common stock underlying the convertible notes on the date of sale of the convertible notes.

  o The conversion price per share of the common stock on the date of the sale of the convertible notes, calculated as immediately follows.

    ▪ In the case where the conversion price per share is set at a fixed price, use the price per share established in the convertible notes.

    ▪ In the where the conversion price per share is not set at a fixed price and is set instead at a floating rate in relationship to the market price of the common stock, use the conversion discount rate and the market price per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date.

- The total possible shares underlying the convertible notes, assuming no interest payments and complete conversion throughout the term of the notes.

- The combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of sale of the convertible notes and the total number of shares underlying the convertible notes.

- The total possible common stock shares the selling stockholders may receive and the combined conversion price of the total number of common stock shares underlying the convertible notes, calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling stockholders may receive.

- The total possible discount to the market price as of the date of sale of the convertible notes, calculated by subtracting the total conversion price on the date of sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price and then the conversion price per share drops to a lower price, such as would be the case when 87.5% of the market price is lower than the conversion price of $0.352 per share, provide additional disclosure.

7. Provide us, with a view toward disclosure in the prospectus, tabular disclosure of:

- The total possible profit to be realized as a result of any conversion discounts for any other securities underlying any warrants, options, notes, or other securities of Liquidmetal that are held by the selling stockholders or any affiliates of the selling stockholders, presented in a table with the information below disclosed separately.

    o Market price per share of the underlying securities on the date of sale of that other security.

    o The conversion/exercise price per share as of the date of the sale of that other security, calculated as follows.

        - If the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security.

        - If the conversion/exercise price per share is not set at a fixed price and is set instead at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date.

- The total possible shares to be received under the particular securities, assuming complete conversion/exercise.

- The combined market price of the total number of underlying shares, calculated by using the market price per share on the date of sale of that other security and the total possible shares to be received.

- The total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of sale of that other security and the total possible number of underlying securities.

- The total possible discount to the market price as of the date of the sale of that other security calculated by subtracting the total exercise price on the date of sale of that other security from the combined market price of the total number of underlying shares on that date.

8. Provide us, with a view toward disclosure in the prospectus, tabular disclosure of:

- The gross proceeds paid or payable to Liquidmetal in the convertible note transactions.

- All payments that have been made or that may be required to be made by Liquidmetal that are disclosed in response to fifth comment above.

- The resulting net proceeds to Liquidmetal.

- The combined total possible profit to be realized as a result of any conversion discounts for the securities underlying the convertible notes and any warrants, options, notes, or other securities of the selling stockholders that is disclosed in response to the sixth and seventh comments above.

.

Further, provide us, with a view toward disclosure in the prospectus, disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to the fifth comment above and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to the sixth comment above divided by the net proceeds to Liquidmetal from the sale of the convertible notes, plus the amount of that resulting percentage averaged over the term of the convertible notes.

9. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior transactions between Liquidmetal and any of its predecessors and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction or any predecessors of those persons, with the table including the following information disclosed separately for each transaction:

- The date of the transaction.

- The number of shares of the class of securities subject to the transaction that were outstanding before the transaction.

- The number of shares of the class of securities subject to the transaction that were outstanding before the transaction and held by persons other than the selling stockholders, affiliates of Liquidmetal, or affiliates of the selling stockholders.

- The number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction.

- The percentage of total issued and outstanding securities that were issued or issuable in the transaction, assuming full issuance, with the percentage calculated by taking the number of shares issued and outstanding before the applicable transaction and held by persons other than the selling stockholders, affiliates of Liquidmetal, or affiliates of the selling stockholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction.

- The market price per share of the class of securities subject to the transaction immediately before the transaction, reverse split adjusted, if necessary.

- The current market price per share of the class of securities subject to the transaction, reverse split adjusted, if necessary.

It appears that at least one of the selling stockholders was a selling stockholder in the registration statement on Form S-1 that Liquidmetal filed on April 15, 2007, file no. 333-141442.

10. Provide us, with a view toward disclosure in the prospectus, tabular disclosure comparing:

- The number of shares outstanding before the convertible note transactions that are held by persons other than the selling stockholders, affiliates of Liquidmetal, and affiliates of the selling stockholders.

- The number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements.

- The number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders.

- The number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders.

- The number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

11. Provide us, with a view toward disclosure in the prospectus, this information:

- Whether Liquidmetal has the intention and a reasonable basis to believe that it will have the financial ability to make all payments on the underlying securities.

- Whether, based on information obtained from the selling stockholders, any selling stockholders have an existing short position in Liquidmetal's common stock and, if any selling stockholders have an existing short position in Liquidmetal's common stock, the additional information below.

- The date on which any selling stockholders entered into that short position.

- The relationship of the date on which any selling stockholders entered into that short position to the announcement of the July 2012 private placement (for example, before or after the announcement, before or after the registration statement's filing, etc.).

12. Provide us, with a view toward disclosure in the prospectus:

- A materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between Liquidmetal or any of its predecessors and any selling stockholders, any affiliates of selling stockholders, or any persons or any predecessors of those persons with whom any selling stockholders have a contractual relationship regarding the transaction. The information should include in reasonable detail a complete description of the rights and obligations of the parties in connection with the sale of the shares of common stock being registered.

- Copies of all agreements between Liquidmetal or any of its predecessors and selling stockholders, any affiliates of selling stockholders, or any persons or any predecessors of those persons with whom selling

> stockholders have a contractual relationship regarding the transaction in connection with the sale of the shares of common stock being registered.

> If Liquidmetal's view is that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between, and, or among those parties are included as exhibits to the registration statement, provide us confirmation of Liquidmetal's view.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from each registrant acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 if you have any questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

<u>Via E-Mail</u>
Curt P. Creely, Esq.
Foley & Lardner LLP
100 North Tampa Street, Suite 2700
Tampa, FL 33602